Filed by Yukon New Parent, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Filer: Yukon New Parent, Inc.
Subject Company: 180 Degree Capital Corp.
SEC File No.: 811-07074
Date: August 18, 2025

180 DEGREE CAPITAL CORP. AND MOUNT LOGAN CAPITAL INC.
ANNOUNCE REVISED TERMS OF BUSINESS COMBINATION
IN RESPONSE TO CONSTRUCTIVE CONVERSATIONS WITH SHAREHOLDERS

180 Degree Capital’s shareholders to receive shares of New Mount Logan based on 110% of Net Asset Value (“NAV”) of 180 Degree Capital at closing, an increase from 100% of NAV

New Mount Logan, together with its management, affiliates and related parties, commits to provide an aggregate of US$25 million for shareholder liquidity at or above the Closing Merger Value with US$15 million expected to be launched no later than 60 days from closing and the remaining US$10 million staged over 24 months (the “Liquidity Programs”)

Mount Logan and 180 Degree Capital management, the New Mount Logan board, affiliates and related parties commit not to tender any New Mount Logan stock they own through the Liquidity Programs

Management expects New Mount Logan will pay quarterly cash dividends, subject to board approval, as Mount Logan has paid for the previous 24 quarters

Substantial support for the proposed Business Combination has been received thus far, underscoring the desire for the creation of a new U.S.-exchange-listed alternative asset management and insurance solutions platform that is built for growth

Prior to this announcement, nearly 63% of outstanding shares of 180 Degree Capital voted FOR the proposed Business Combination, representing approximately 95% of votes cast to date and demonstrating significant progress toward reaching the 66 2/3% threshold required for approval by 180 Degree Capital’s shareholders

180 Degree Capital encourages shareholders who have yet to cast their vote to vote “FOR” the proposed Business Combination ahead of the 180 Degree Capital shareholder meeting on Friday, August 22, 2025

Montclair, NJ and New York, NY – August 18, 2025 – 180 Degree Capital Corp. (NASDAQ: TURN) (“180 Degree Capital”) and Mount Logan Capital Inc. (“Mount Logan”) today announced that, in response to constructive shareholder feedback received during the proxy solicitation process for the proposed business combination of 180 Degree Capital and Mount Logan (the “Business Combination”), the respective boards of directors of each company have agreed to amend the terms of the proposed Business Combination to provide 180 Degree Capital shareholders with an increased number of shares of the merged company (“New Mount Logan”) valued at 110% of 180 Degree Capital’s NAV at closing, an increase from 100% of 180 Degree Capital’s NAV.

Furthermore, New Mount Logan, together with its management and/or affiliates or related parties, intends to launch, no later than 60 days after closing of the proposed Business Combination, a tender offer for up to US$15.0 million of its common stock at a price per New Mount Logan share equal to the closing price per share implied by the sum of 180 Degree Capital’s NAV at closing and the value ascribed to Mount Logan per the terms of the proposed Business Combination of US$67.4 million at signing, subject to certain pre-closing adjustments (the “Closing Merger Value”). Additional tenders and/or stock repurchases of up to an additional US$10.0 million are expected to continue periodically throughout the 24 months following closing of the Business Combination. The price per share of the Liquidity Programs shall be determined by the New Mount Logan Board of Directors and is anticipated to be at or above the New Mount Logan price per share implied by the Closing Merger Value, which is currently a premium of at least 17% to TURN’s closing price of approximately US$4.42 on August 15, 2025. The total amount of the Liquidity Programs represents approximately 50% of 180 Degree Capital’s closing NAV, or approximately 25% of New Mount Logan’s estimated total market value based on the sum of the market capitalizations of 180 Degree Capital and Mount Logan as of August 15, 2025. The Liquidity Programs, following the initial US$15.0 million launched no later than 60 days after the closing, are expected to occur periodically and reach the aggregate US$25.0 million total amount offered and may occur through various methods, including open market purchases and privately negotiated transactions, and may be conducted pursuant to Rule 10b5-1 and Rule 10b-18 trading plans, and, if applicable, Rule 13e-4, and otherwise in accordance with applicable securities laws.

To focus the return of capital to non-insider shareholders, the management teams of 180 Degree Capital and Mount Logan, the New Mount Logan board, and affiliated and related entities of such insiders of each company that own stock of New Mount Logan commit not to participate in any tenders or sell stock in these tender offers or repurchases that make up the Liquidity Programs. The decision not to participate in the Liquidity Programs reinforces management’s confidence in the long-term outlook of New Mount Logan and in the merits of the proposed Business Combination.

“On behalf of Mount Logan’s Board and management, we could not be more excited about the value creation potential of our combined companies as we approach the close of the proposed Business Combination,” said Ted Goldthorpe, Chief Executive Officer of Mount Logan. “We are proud to demonstrate our strong support for this transaction and what it represents for the future of New Mount Logan. We appreciate the constructive dialogue with shareholders, which has strengthened our conviction in the deal’s strategic and financial merits. Our commitment to the post-closing Liquidity Programs at or above the Closing Merger Value underscores that confidence and provides meaningful upside from current share prices – aligning the interests of management, shareholders, and our partners. With our asset-light, fee-based revenue model, we have a strong foundation for scalable growth, which we expect will enable us to increase assets under management, grow the insurance company, expand our investment capabilities, and deliver bespoke capital structure solutions to the underserved middle market.

“We have enjoyed the opportunity over the past few weeks to speak with many of our long-time shareholders along with those who are new to 180 Degree Capital,” said Kevin M. Rendino, Chief Executive Officer of 180 Degree Capital. “The support for our proposed Business Combination has been overwhelming, with nearly 63% of shareholders voting in favor of the merger prior to the announcement of these enhanced terms, and over 95% of votes cast were in favor of the merger. With these enhanced terms, we believe we are now well positioned to obtain the required vote to approve the proposed Business Combination. As we have stated from the announcement of the proposed Business Combination, we believe this transaction allows our net asset value to be the floor for our stock price rather than the ceiling. The post-merger commitment to repurchases or tenders for stock at or above the Closing Merger Value provides further support for this thesis. It is for this and many other reasons that our Special Committee unanimously recommended approval and our Board unanimously approved what we believe to be an exceptional and creative transaction with an incredible partner in Mount Logan. We are thrilled to see the vast majority of our shareholders believe in this vision. We thank our shareholders for their support and look forward to the next chapter for our company.”

The special meetings of shareholders for each of 180 Degree Capital and Mount Logan to approve the proposed Business Combination are scheduled for August 22, 2025. Shareholders can access the joint proxy statement and prospectus at https://ir.180degreecapital.com/sec-filings or under Mount Logan’s SEDAR+ profile at www.sedarplus.com. 180 Degree Capital urges its shareholders to cast their votes by following the instructions outlined in the joint proxy statement and/or the proxy card received via email or mail or by calling our proxy solicitor, EQ Fund Solutions, at 1-800-967-5051.

Please contact EQ Fund Solutions or 180 Degree Capital at ir@180degreecapital.com if you have not received materials to cast your votes or if you have questions about the proxy materials.

About 180 Degree Capital Corp.

180 Degree Capital Corp. is a publicly traded registered closed-end fund focused on investing in and providing value-added assistance through constructive activism to what we believe are substantially undervalued small, publicly traded companies that have potential for significant turnarounds. Our goal is that the result of our constructive activism leads to a reversal in direction for the share price of these investee companies, i.e., a 180-degree turn. Detailed information about 180 Degree Capital and its holdings can be found on its website at www.180degreecapital.com.

Press Contact:
Daniel B. Wolfe
Robert E. Bigelow
180 Degree Capital Corp.
973-746-4500
ir@180degreecapital.com

About Mount Logan Capital Inc.

Mount Logan Capital Inc. is an alternative asset management and insurance solutions company that is focused on public and private debt securities in the North American market and the reinsurance of annuity products, primarily through its wholly owned subsidiaries Mount Logan Management LLC (“ML Management”) and Ability Insurance Company (“Ability”), respectively. Mount Logan also actively sources, evaluates, underwrites, manages, monitors and primarily invests in loans, debt securities, and other credit-oriented instruments that present attractive risk-adjusted returns and present low risk of principal impairment through the credit cycle.

ML Management was organized in 2020 as a Delaware limited liability company and is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. The primary business of ML Management is to provide investment management services to (i) privately offered investment funds exempt from registration under the Investment Company Act of 1940, as amended (the “1940 Act”) advised by ML Management, (ii) a non-diversified closed-end management investment company that has elected to be regulated as a business development company, (iii) Ability, and (iv) non-diversified closed-end management investment companies registered under the 1940 Act that operate as interval funds. ML Management also acts as the collateral manager to collateralized loan obligations backed by debt obligations and similar assets.
Ability is a Nebraska domiciled insurer and reinsurer of long-term care policies acquired by Mount Logan in the fourth quarter of fiscal year 2021. Ability is unique in the insurance industry in that its long-term care portfolio’s morbidity risk has been largely re-insured to third parties, and Ability is no longer insuring or re-insuring new long-term care risk.

Contacts:
Mount Logan Capital Inc.
365 Bay Street, Suite 800
Toronto, ON M5H 2V1
info@mountlogancapital.ca

Nikita Klassen
Chief Financial Officer
Nikita.Klassen@mountlogancapital.ca

Scott Chan
Investor Relations
Scott.Chan@mountlogan.com

Additional Information and Where to Find It

In connection with the agreement and plan of merger among 180 Degree Capital, Mount Logan Capital Inc. ("Mount Logan"), Yukon New Parent, Inc. ("New Mount Logan"), Polar Merger Sub, Inc., and Moose Merger Sub, LLC, dated January 16, 2025, as it may from time to time be amended, modified or supplemented (the "Merger Agreement") that details the proposed combination of the businesses of 180 Degree Capital and Mount Logan and any other transactions contemplated by and pursuant to the terms of the Merger Agreement (the "Business Combination"), 180 Degree Capital has filed with the SEC and has mailed to its shareholders a definitive proxy statement on Schedule 14A (the “Business Combination Proxy Statement”), containing a form of WHITE proxy card. In addition, the surviving Delaware corporation, New Mount Logan has filed a registration statement (Registration No. 333-286043) with the SEC (the “Registration Statement”) that registers the exchange of New Mount Logan shares in the Business Combination and includes the Business Combination Proxy Statement in the form of a prospectus of New Mount Logan (the “New Mount Logan Proxy Statement/Prospectus”). The Business Combination Proxy Statement and the New Mount Logan Proxy Statement/Prospectus each contain important information about 180 Degree Capital, Mount Logan, New Mount Logan, the Business Combination and related matters. SHAREHOLDERS OF 180 DEGREE CAPITAL AND MOUNT LOGAN ARE URGED TO READ THE BUSINESS COMBINATION PROXY STATEMENT AND NEW MOUNT LOGAN PROXY STATEMENT/PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE APPLICABLE SECURITIES REGULATORY AUTHORITIES AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT 180 DEGREE CAPITAL, MOUNT LOGAN, NEW MOUNT LOGAN, THE BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders may obtain copies of these documents and other documents filed with the applicable securities regulatory authorities free of charge through the website maintained by the SEC at https://www.sec.gov and the website maintained by the Canadian securities regulators at www.sedarplus.ca and www.sedarplus.com. Copies of the documents filed by 180 Degree Capital are also available free of charge by accessing 180 Degree Capital’s investor relations website at https://ir.180degreecapital.com.

In connection with the Director Election Special Meeting, 180 Degree Capital intends to file with the SEC a proxy statement on Schedule 14A (the “Director Election Proxy Statement”), containing a form of WHITE proxy card, with respect to its solicitation of proxies for the Director Election Special Meeting. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DIRECTOR ELECTION PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) FILED BY THE COMPANY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY SOLICITATION. Investors and security holders may obtain copies of these documents and other documents filed with the SEC by the Company free of charge through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed by the Company are also available free of charge by accessing the Company’s investor relations website at https://ir.180degreecapital.com.

Certain Information Concerning the Participants

180 Degree Capital, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the Business Combination and the Director Election Special Meeting. Information about 180 Degree Capital’s executive officers and directors is available in 180 Degree Capital’s Annual Report filed on Form N-CSR for the year ended December 31, 2024, which was filed with the SEC on February 13, 2025, and in its proxy statement for the 2024 Annual Meeting of Shareholders (“2024 Annual Meeting”), which was filed with the SEC on March 1, 2024. To the extent holdings by the directors and executive officers of 180 Degree Capital securities reported in the proxy statement for the 2024 Annual Meeting have changed, such changes have been or will be reflected on Statements of Change in Ownership on Forms 3, 4 or 5 filed with the SEC. These documents are or will be available free of charge at the SEC’s website at https://www.sec.gov. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the 180 Degree Capital shareholders in connection with the Business Combination and the Director Election Special Meeting is contained in the Business Combination Proxy Statement, and will be contained in the Director Election Proxy Statement when such document becomes available.

Mount Logan, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Mount Logan in favor of the approval of the Business Combination. Information about Mount Logan’s executive officers and directors is available in Mount Logan’s annual information form dated March 13, 2025, available on its website at https://mountlogancapital.ca/investor-relations and on SEDAR+ at https://www.sedarplus.com. To the extent holdings by the directors and executive officers of Mount Logan securities reported in Mount Logan’s annual information form have changed, such changes have been or will be reflected on insider reports filed on SEDI at https://www.sedi.com/sedi/. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Mount Logan shareholders in connection with the Business Combination is contained in the New Mount Logan Proxy Statement/Prospectus included in the Registration Statement.

Non-Solicitation

This press release is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This press release, and oral statements made from time to time by representatives of 180 Degree Capital and Mount Logan, may contain statements of a forward-looking nature relating to future events within the meaning of federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would,” “forecasts,” “seeks,” “future,” “proposes,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions). Forward-looking statements are not statements of historical fact and reflect Mount Logan’s and 180 Degree Capital’s current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the Business Combination involving Mount Logan and 180 Degree Capital, including future financial and operating results, Mount Logan’s and 180 Degree Capital’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the Business Combination, and other statements that are not historical facts, including but not limited to future results of operations, projected cash flow and liquidity, business strategy, shareholder liquidity programs and the payment of dividends to shareholders of New Mount Logan, and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this press release will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Mount Logan and 180 Degree Capital shareholder approvals; the risk that Mount Logan or 180 Degree Capital may be unable to obtain governmental and regulatory approvals required for the Business Combination (and the risk that such approvals may result in the imposition of conditions that could adversely affect New Mount Logan or the expected benefits of the Business Combination); the risk that an event, change or other circumstance could give rise to the termination of the Business Combination; the risk that a condition to closing of the Business Combination may not be satisfied; the risk of delays in completing the Business Combination; the risk that the businesses will not be integrated successfully; the risk that synergies from the Business Combination may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the Business Combination could have adverse effects on the market price of Mount Logan’s common shares or 180 Degree Capital’s common shares; unexpected costs resulting from the Business Combination; the possibility that competing offers or acquisition proposals will be made; the risk of litigation related to the Business Combination; the risk that the credit ratings of New Mount Logan or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the Business Combination; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Business

Combination; competition, government regulation or other actions; the ability of management to execute its plans to meet its goals; risks associated with the evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions; natural and man-made disasters; civil unrest, pandemics, and conditions that may result from legislative, regulatory, trade and policy changes; and other risks inherent in Mount Logan’s and 180 Degree Capital’s businesses. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Readers should carefully review the statements set forth in the reports, which 180 Degree Capital has filed or will file from time to time with the SEC and Mount Logan has filed or will file from time to time on SEDAR+.

Neither Mount Logan nor 180 Degree Capital undertakes any obligation, and expressly disclaims any obligation, to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Any discussion of past performance is not an indication of future results. Investing in financial markets involves a substantial degree of risk. Investors must be able to withstand a total loss of their investment. The information herein is believed to be reliable and has been obtained from sources believed to be reliable, but no representation or warranty is made, expressed or implied, with respect to the fairness, correctness, accuracy, reasonableness or completeness of the information and opinions. The references and link to the website www.180degreecapital.com and mountlogancapital.ca have been provided as a convenience, and the information contained on such websites are not incorporated by reference into this press release. Neither 180 Degree Capital nor Mount Logan is responsible for the contents of third-party websites.